

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Russ M. Strobel
Chairman, President and Chief Executive Officer
Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

>    **Re:    Nicor Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2009**
>    **Filed February 24, 2010**
>    **Definitive Proxy Statement on Schedule 14A**
>    **Filed March 10, 2010**
>    **File No. 001-07297**

Dear Mr. Strobel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc:  Neil J. Maloney